UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RH
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74967X103
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[     ] Rule 13d-1(c)
[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74967X103

 13G

 Page 2 of 8 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Atreides Management, LP



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

 1,248,016*


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

 1,248,016*



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,248,016*



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 6.85%*



12.
 TYPE OF REPORTING PERSON (see instructions)

 IA, PN









CUSIP No. 74967X103

 13G

 Page 3 of 8 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Atreides Management, LLC



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

1,248,016*


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

1,248,016*



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,248,016*



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 6.85%*



12.
 TYPE OF REPORTING PERSON (see instructions)

 HC









CUSIP No. 74967X103

 13G

 Page 4 of 8 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gavin Baker



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
 USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

1,248,016*


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

1,248,016**



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,248,016*



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 6.85%*



12.
 TYPE OF REPORTING PERSON (see instructions)

 IN, HC










CUSIP No. 74967X103

 13G

 Page 5 of 8 Pages




Item 1.

 (a)
 Name of Issuer

RH (the Issuer)






 (b)
 Address of Issuers Principal Executive Offices

15 Koch Road, Corte Madera, CA 94925



Item 2.

 (a)
  Name of Person Filing.

This statement is filed by:

(i) Atreides Management, LP, a Delaware limited partnership registered with the U.S. Securities and Exchange Commission (the SEC), which serves as the investment manager (the Investment Manager) to certain investment funds and/or accounts (the Funds), with respect to the shares of Common Stock
(as defined in Item 2(d) below) held by the Funds;

(ii) Atreides Management, LLC, a Delaware limited liability company (the GP), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds; and

(iii) Gavin Baker, a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.






 (b)
  Address of Principal Business Office

Atreides Management, LP
One International Place, Suite 4410
Boston, MA 02110






 (c)
  Citizenship

See response to Item 2(a).







 (d)
  Title of Class of Securities

Common Stock, par value $0.0001 per share






 (e)
  CUSIP Number

74967X103









CUSIP No. 74967X103

 13G

 Page 6 of 8 Pages



Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:


 (a)
 [  ]
 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).







 (b)
 [  ]
 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).







 (c)
 [  ]
 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).







 (d)
 [  ]
 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).




 (e)
 [x]
 An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);







 (f)
 [  ]
 An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);







 (g)
 [x]
 A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);




 (h)
 [  ]
 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);








 (i)
 [  ]
 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);







 (j)
 [  ]
 Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4. Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 18,219,414 shares of Common Stock reported to be outstanding by the Issuer as of December 1, 2023 in its Form 10-Q for the quarterly period ended October 28, 2023 filed with the SEC on December 7, 2023. Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G except to the extent of its or his pecuniary interest therein (if any) and membership in a group as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting
Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.
(i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or direct the disposition: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or direct the disposition: See Row 8 of cover page for each Reporting Person.

*Shares reported herein are owned by Atreides Foundation Master Fund LP and certain separately managed accounts managed by Atreides Management, LP.


CUSIP No. 74967X103

 13G

 Page 7 of 8 Pages



Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Atreides Foundation Master Fund LP, a private investment vehicle managed by Atreides Management, LP, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

Each Reporting Person hereby makes the following certification:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a11.

Exhibits. Exhibit 99.1

Joint Filing Agreement, dated February 14, 2024, by and among the Reporting Persons.
















CUSIP No. 74967X103

 13G

 Page 8 of 8 Pages




SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024


 ATREIDES MANAGEMENT, LP

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


ATREIDES MANAGEMENT, LLC

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


GAVIN BAKER

By: /s/ Gavin Baker
Gavin Baker, individually

Exhibit 99.1
JOINT FILING AGREEMENT
 This Joint Filing Agreement, dated as of February 14, 2024, is by and among Atreides Management, LP, Atreides Management, LLC and Gavin Baker (collectively, the Filers).
Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of RH beneficially owned by them from time to time.

 Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

 This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

 Executed and delivered as of the date first above written.

ATREIDES MANAGEMENT, LP

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


ATREIDES MANAGEMENT, LLC

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


GAVIN BAKER

By: /s/ Gavin Baker
Gavin Baker, individually